Gaotu TECHEDU INC.

5F, Gientech Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

July 13, 2023

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Mr. Dietrich King

Ms. Taylor Beech

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gaotu Techedu Inc. (the “Company”)

Report of Foreign Issuer on Form 6-K

Filed on February 28, 2023

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-38923

Dear Mr. Parker, Mr. Stringer, Mr. King, Ms. Beech, Ms. Gowetski and Mr. Pattan:

This letter sets forth the Company’s response to the comments contained in the letter dated June 13, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 6-K filed with the Commission on February 28, 2023 (the “Form 6-K”) and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 6-K or the 2022 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Form 6-K filed on February 28, 2023

Exhibit 99.1 - Press Release
About Non-GAAP Financial Measures, page 9

1.
We note that your non-GAAP net income (loss) measure excludes share-based compensation expenses, and such adjustments exclude the impact on income tax. Please tell us how your presentation complies with the guidance in Question 102.11 of the Non-GAAP Performance Measures Compliance and Disclosure Interpretations and revise your disclosure as necessary.

The Company respectfully advises the Staff that the tax effects related to the share-based compensation adjustments for the respective periods and years presented in the earnings press release were nil, based on the Company’s assessment of the current policies with respect to tax in mainland China.

In response to the Staff’s comment, the Company will disclose the tax effect of its share-based compensation expenses adjustments in its future earnings press release in accordance with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company also proposes to revise its non-GAAP reconciliation disclosure in its future earnings press releases (with deletions shown in strikethrough), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses~~, and such adjustment excludes the impact on income tax~~.”

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 7

2.
Please disclose that the VIE structure involves unique risks to investors, and explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 7:

“Our Holding Company Structure and Contractual Arrangements with the VIE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Gaotu Techedu Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with its VIE and its subsidiaries based in mainland China. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE where laws and regulations in Chinese mainland restrict direct foreign investment in the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE.”

“However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, u~~U~~ncertainties in the legal system of mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements.”

3.
Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors hold their interest and the entities in which the company’s operations are conducted.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4. Information on the Company—C. Organizational Structure,” including the footnote identifying the persons that own the equity in the depicted entity therein and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

The Company also undertakes to replicate the description of all the currently effective contractual arrangements by and among our WFOEs, the VIE and its shareholders under “Item 4. Information on the Company—C. Organizational Structure” at the outset of Item 3 in its future Form 20-F filings.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“● “Gaotu,” “we,” “us,” “our company” and “our” are to Gaotu Techedu Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations ~~and combined~~ and consolidated financial information, ~~also include~~ the VIE (as defined below) and its subsidiaries. ~~The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure~~;

……

● “VIE” or “Beijing Gaotu” are to Gaotu Education Technology Co., Ltd., formerly known as Beijing BaiJia Technology Co., Ltd., or Beijing BaiJia Hulian Technology Co., Ltd. The VIE is a domestic company incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

“Our Holding Company Structure and Contractual Arrangements with the VIE

Gaotu Techedu Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) contractual arrangements with ~~it’s~~ the VIE, namely Gaotu Education Technology Co., Ltd., or Beijing Gaotu, and its subsidiaries based in mainland China. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details. The laws and regulations of mainland China restrict and impose conditions on foreign direct investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in mainland China through the VIE, and such structure is used to provide investors with exposure to foreign investment in the VIE where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in the VIE, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 100%, 100% and 100% of our total revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Gaotu” refers to Gaotu Techedu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE, namely Beijing Gaotu, and its subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIE in mainland China.

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive management services and business cooperation agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” Terms contained in each set of contractual arrangements with the VIE and its shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat VIE as a consolidated entity under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. Neither Gaotu Techedu Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”~~”

The Holding Foreign Companies Accountable Act, page 9

4.
Please disclose the location of your auditor.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

“The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA ~~following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021~~because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on our company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms……”

Cash Flows through Our Organization, page 10

5.
Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined):

“Cash Flows through Our Organization

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company did not provide capital contributions to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company provided loans of RMB195.8 million, RMB6,248.2 million and RMB303.2 million (US$44.0 million), respectively, to our subsidiaries, and received repayments of nil, RMB706.9 million and RMB100.0 million (US$14.5 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the VIE did not receive, or repay any loans provided by the Cayman Islands holding company. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and subsidiaries, the VIE or its subsidiaries, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “—Financial Information Related to the VIE” and our audited consolidated financial statements and their related notes included in this annual report beginning on page F-1.”

6.
Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets. Provide cross-references to these other discussions in your summary risk factors and risk factors.

The Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly. In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure in Item 3. Key Information, summary of risk factors and the risk factors sections (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

“Item 3. Key Information

Cash Flows through Our Organization

……

In addition, our mainland China subsidiaries, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, and the VIE to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIE by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors—Risks Related to ~~Doing Business in China~~Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares~~.~~” a~~A~~nd “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and consolidated variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.””

“Risks Related to Our Corporate Structure

……

•
We rely on contractual arrangements with the VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control; ~~and~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

•
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business~~.~~; and
•
We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements, which are subject to relevant restrictions and limitations by laws and regulations of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.”

“We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.

…… The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. There is no assurance that the mainland China government will not intervene in or impose restrictions on the ability of Gaotu Techedu Inc., its subsidiaries, and the VIE to transfer cash or assets. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of Gaotu Techedu Inc., its subsidiaries, or the VIE by the mainland China government to transfer cash or assets. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash Flows through Our Organization.” Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.”

7.
Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash Flows through Our Organization

……

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and subsidiaries, the VIE or the subsidiaries of the VIE is subject to internal approval. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements and is not contractual in nature. For relevant regulatory requirements, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation Related to Foreign Exchange.” The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Permissions Required from the PRC Authorities for Our Operations, page 11

8.
Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note you include a cross reference to the risk factors and a non-exclusive list of permissions that are required. The disclosure here should not be qualified by materiality. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Regarding the CAC, your disclosure does not state whether or not you are subject to any permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, ~~other than disclosed in “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,”~~except for issues with respect to the License for Online Transmission of Audio-Visual Programs, or the AVSP, the Online Publishing Services Permit, and the private school operating permit regarding non-academic tutoring services, based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our mainland China subsidiaries, the VIE and its subsidiaries have obtained all the ~~licenses and permits~~requisite permissions and approvals from the PRC government authorities ~~that are material~~ for the business operations of our holding company~~,~~ its subsidiaries and the VIE in mainland China, ~~including, among others~~namely, the Value-added Telecommunications Business

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Operation Licenses for information services via internet, or ICP Licenses, ~~and~~ the Permit for Production and Operation of Radio and TV Programs, the Private School Operation Permits and Permits for Operating Publications. For issues with respect to the AVSP and the Online Publishing Services Permit, see “—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” For issues with respect to the private school operating permit regarding non-academic tutoring services, see “—D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the laws, regulations and policies of mainland China regarding the online private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.” Our mainland China subsidiaries, the VIE and its subsidiaries have not been denied for any permission or approval from any PRC government authority with respect to the operation of our business. As of the date of this annual report, under current PRC laws, regulations and rules, we, our mainland China subsidiaries, the VIE and its subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other PRC government authorities with respect to the operation of our business, except for the permissions or approvals listed above that have been obtained and issues with respect to the License for Online Transmission of Audio-Visual Programs, or the AVSP, the Online Publishing Services Permit, and the private school operating permit regarding non-academic tutoring services. However, given~~Given~~ the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform at the present stage or in the future. If we, our mainland China subsidiaries, the VIE and its subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations~~.~~” and “—D. Risk Factors—Risks Related to Our Business and Industry —Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

~~Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.~~Under current PRC laws, regulations and regulatory rules, we, our mainland China subsidiaries, the VIE and its subsidiaries may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC.

On February 17, 2023, ~~China Securities Regulatory Commission, or~~ the CSRC~~,~~ released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major PRC operating entity designated by us may be required to be file with the CSRC, in connection with any follow-on offering and other certain activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that prior to the effectiveness of the Trial Measures, domestic companies that have already completed the overseas offering and listing are not required to complete the filing procedure at the current stage, but shall

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents for any follow-on offering and other certain activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC or other PRC government authorities may be required in connection with our future follow-on offerings and the occurrence of certain material events under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to complete such filing~~.~~” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Page 27-28

“We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

……

~~The VIE and its subsidiaries currently hold the licenses and permits from the PRC government authorities that are material for the business operations, including, among others, the Value-added Telecommunications Business Operating License for internet information service, the Permit for Production and Operation of Radio and TV Programs, the Publication Operation License, and the Online Operating License for Academic Subject Tutoring Services to High School Students. We may be required to apply for and obtain additional licenses, permits or recordation, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business.~~ For example, applicable laws and regulations of mainland China require any entity engaged in certain audio-visual

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Government Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Services Permit.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, record renewals and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. We may develop new business lines or change the operations of certain of our current business in mainland China, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, record renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties~~.~~, which may materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current services in mainland China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.”

Summary of Risk Factors, page 19

9.
In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to the relevant individual detailed risk factor.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following additional disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China” under “Summary of Risk Factors” section as shown below in its future Form 20-F filings (with additions underlined). The Company further undertakes to provide the specific risk factor cross reference to each risk disclosed in “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China” under the “Item 3. Key Information⸻D. Risk Factors⸻Summary of Risk factors” section in its future Form 20-F filings.

“Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIE with which we have contractual arrangements, and (iii) the subsidiaries of the VIE. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. Our holding company, our PRC subsidiaries, the VIE and its subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure”;”

“Risks Related to Doing Business in China

……

•
Uncertainties with respect to the legal system of mainland China could adversely affect us. As the legal system of mainland China is evolving rapidly, laws, regulations and rules in mainland China may change quickly with little advance notice and enforcement of these laws, regulations and rules involves uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us”; and

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

•
~~The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.~~ The PRC government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.””

D. Risk Factors

Our business is subject to complex and evolving laws and regulations of mainland China…, page 24

10.
Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our business is subject to complex and evolving laws and regulations of mainland China regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, for public comments. The Draft Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Based on the facts that, (i) the Revised Cybersecurity Review Measures were newly adopted and the Draft Measures for Network Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent regulatory authorities of mainland China related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, we are in compliance with the existing laws and regulations of mainland China on cybersecurity, data security and personal data protection issued by the CAC.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

If the PRC government finds that the agreements that establish the structure for operating certain of our operations..., page 39

11.
Revise to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Item 3. Key Information—D. Risk Factors” (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China’s regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

……

If the government of mainland China deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in mainland China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. This could result in a loss of investor confidence in the reliability of our financial conditions, which in turn could cause our ordinary shares and ADSs to decline in value or become worthless.”

The PRC government’s significant oversight and discretion over our business operations..., page 46

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

12.
Where you state that the Chinese government may intervene or influence your operations at any time, revise to clarify that this could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries, including the online private education industry, and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and our ordinary shares and ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 104

13.
In the year to year comparison of the results of operations, you have no discussion of the changes in interest income, realized gains from investments and other income. Please revise to discuss the changes in these line items. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) as shown below in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Interest Income & Realized gains from investments

Our interest income and realized gains from investments decreased by 34.5% from RMB97.2 million in 2021 to RMB63.6 million (US$9.2 million) in 2022, primarily due to a 55.3% decline in cash and cash equivalents, restricted cash, short-term investments and long-term investments at the beginning of 2022 compared to the beginning of 2021 as a result of the changing regulatory environment, which resulted in a reduction in the size of funds available for our financial investments in 2022.

Other Income

Other income increased by 148.2% from 20.9 million in 2021 to RMB51.9 million (US$7.5 million) in 2022. The increase was primarily due to an increase of super deduction in value-added tax (“VAT”) input amount of RMB21.2 million recorded in other income, which is similar to government subsidy in nature. According to the Announcement on Clarifying the VAT Additional Deduction Policy for the Living Services, the Company is allowed to deduct additional 15% of the deductible VAT input amount for the years ended December 31, 2021 and 2022.”

“Interest Income & Realized gains from investments

Our interest income and realized gains from investments increased by 31.8% from RMB73.8 million in 2020 to RMB97.2 million in 2021, primarily due to a 200.9% increase of cash and cash equivalents, short-term investments and long-term investments at the beginning of 2021 as compared to the beginning of 2020. The increase in cash and cash equivalents, short-term investments and long-term investments resulted in a significant increase in the size of funds available for financial investments in 2021.

Other Income

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

Other income decreased by 91.8% from 253.6 million in 2020 to RMB20.9 million in 2021, which was primarily due to a decrease in VAT exemption amount of RMB211.7 million. The VAT exemption policy was first introduced in 2020 due to COVID-19 and was subsequently terminated in the first quarter of 2021.”

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 147

14.
We note your statement that you reviewed the register of members and certain public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraph (a). In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than Ebetter International Group Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings, Ebetter International Group Limited is ultimately controlled by Mr. Larry Xiangdong Chen and is not owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of and absorb losses that potentially could be significant to the VIE. The shareholders of the VIE are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas and (ii) Ebetter International Group Limited. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of Ebetter International Group Limited, based on the foregoing, the Company believes that Ebetter International Group Limited is not owned or controlled by a governmental entity of the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

In addition, as disclosed in the 2022 Form 20-F, the shareholders of the VIE are all natural persons.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

15.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that the Company has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, directors of the Company’s consolidated foreign operating entities are either (i) directors of the Company or (ii) an employee of the Company. In terms of the employee of the Company, based on information provided by the employee and to the best of the Company’s knowledge, the employee is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

16.
With respect to your disclosure pursuant to Item 16I (b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your or your consolidated foreign operating entities’ articles do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the articles of the Company and of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

17.
We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Gaotu Techedu Inc. or the VIE.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
•
With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and Cayman Islands. Except for the VIE and its subsidiaries, the Company holds 100% equity interests in such consolidated operating entities. Therefore, to the best of the Company’s knowledge, no governmental entities in mainland China, Hong Kong, or Cayman Islands, own shares of the Company’s consolidated foreign operating entities.

•
With respect to (b)(3) and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than Ebetter International Group Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings, Ebetter International Group Limited is ultimately controlled by Mr. Larry Xiangdong Chen and is not owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
July 13, 2023

by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits of and absorb losses that potentially could be significant to the VIE. The shareholders of the VIE are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE. Furthermore, the Company wholly owns its subsidiary in Hong Kong. Based on the foregoing, the governmental entities in mainland China do not have a controlling financial interest in any of the Company’s consolidated foreign operating entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the Form 6-K or the 2022 Form 20-F, please contact the undersigned at shennan@gaotu.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Sincerely yours,

Gaotu Techedu Inc.

By:/s/ Nan Shen

Name: Nan Shen

Title: Chief Financial Officer

cc: Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP